File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

(Filed December 16, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 16, 2009

Release

Vitro Strengthens Liquidity Position

San Pedro Garza Garcia, Nuevo Leon, Mexico, December 16, 2009 - Vitro S.A.B. de C.V. ("Vitro" or the "Company") (BMV: VITROA) announced today that it has completed a US$75 million transaction with Fintech Advisory Limited ("Fintech") through the creation of a Mexican Trust (the "Trust"). Vitro and its subsidiaries, Industria del Alcali, S.A. de C.V.; Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Queretaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Trust, receiving US$75 million contributed by Fintech to acquire these assets.

Vitro has the right to repurchase the title to these real estate assets and has entered into a 15-year lease agreement, through one of its subsidiaries, with the Trust that allows the Company to continue using said assets.

In an additional effort to increase the Company's liquidity, Vitro has successfully completed the refinancing of its trade receivable program of three of Vimexico S.A. de C.V. ("Vimexico") subsidiaries originally due August 22nd 2010.

The original US$21.5 million private issuance was replaced with a new issuance for $300 million pesos with a five year maturity.

These transactions benefit Vitro's cash position considerably, improving its liquidity outlook for 2010.

Mr. Claudio del Valle, Vitro's Chief Restructuring Officer, commented: "The refinancing of Vimexico's trade receivable program, combined with Fintech's participation in the real estate transaction, is evidence of top financial institutions' confidence in Vitro, its restructuring process and its future as a leading glass company. We are very pleased with these transactions and with the experience brought to the Trust by David M. Martinez, Fintech's Managing Director."

"The resources obtained through these transactions strengthen Vitro's ability to continue serving its clients with high quality products while maintaining its operations in the normal course, both fundamental to reaching a consensual agreement with its creditors. The Company maintains debt restructuring negotiations as a top priority and is confident that these efforts will facilitate this goal," concluded Mr. del Valle.

Additionally, Mr. David M. Martinez, stated "These proceeds will reinforce the Company's operations while it goes through what I think will be a long and tough process of negotiating a debt restructuring that is realistic."

Vitro, S.A.B. de C.V. (BMV: VITROA), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: December 16, 2009